Exhibit 99.1

NewsRelease

Innovative Solution Delivers Additional Natural Gas to Eastern Markets on Canadian Mainline

CALGARY, Alberta - December 5, 2018 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced that it has secured 675,000 gigajoules (GJ) (630 million cubic feet) per day of new natural gas transportation contracts from the Western Canadian Sedimentary Basin (WCSB) on TransCanada’s Canadian Mainline. Its North Bay Junction Open Season resulted in long-term, fixed-priced contracts for service that will reach markets in Ontario, Quebec, the Maritimes and the Northeastern U.S.

“We’re pleased to offer an innovative solution on our Canadian Mainline that will benefit customers from Western Canada all the way to the Maritimes,” said Tracy Robinson, executive vice-president, Canadian Natural Gas Pipelines. “It helps WCSB producers compete for market, benefits current customers through greater use of existing capacity on the Mainline, and attracts new customers in the Maritimes.”

The Canadian Mainline is a critical piece of energy infrastructure that currently transports about 20 per cent of the natural gas produced in the WCSB. “The success of the North Bay Junction Open Season demonstrates the critical role the Canadian Mainline plays linking western Canadian gas supply to eastern North American markets,” said Robinson.

Key highlights of the Canadian Mainline North Bay Junction Open Season:

Firm transportation service to North Bay Junction:

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Customers have signed long-term binding contracts of between 10 and 21 years to transport natural gas from the Empress receipt point in Alberta to North Bay Junction (NBJ) in Ontario at a fixed toll of $0.93/GJ.

•	The service to NBJ can be provided with existing facilities between Empress and NBJ.

Firm transportation service from NBJ to end-use markets:

•	In addition to firm transportation service to NBJ, customers have also signed 10 to 21-year contracts from NBJ to end-use markets.

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Some contracts for service from North Bay to end-use markets will require expansion of compression facilities on the Canadian Mainline system in eastern Canada at an estimated investment of $250 million.

•	Targeted in-service dates range from November 1, 2019 to November 1, 2021 depending on expansion facilities required to provide contracted service.

•	The company intends to initiate the regulatory approval process with the National Energy Board prior to the end of the year.

•	TransCanada is also in advanced discussions with customers to secure long-term contracts to support an expansion of our interconnected U.S. natural gas pipeline assets.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 5,700 megawatts of power generation in

Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2018 and the 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Terry Cunha / Jennifer Link
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522